Exhibit 4.66

COMPENSATION AGREEMENT

This Compensation Agreement (the "Agreement") is made as of the 2nd day of January 2015, by and between Paragon Shipping Inc., a Marshall Islands corporation (the "Company"), and Seacommercial Shipping Services S.A., a Liberian corporation ("Seacommercial").
W I T N E S S E T H:

WHEREAS, the Company is engaged directly and/or through its subsidiaries (collectively the "Paragon Group") primarily in the ownership, operation, management and chartering of bulk carriers (the "Paragon Group Business"); and
WHEREAS, Seacommercial has expertise in the shipping industry for providing chartering brokerage services as well as sale and purchase ("S&P") brokerage services; and
WHEREAS, the Company has requested Seacommercial and Seacommercial has agreed, to provide services to the Paragon Group in connection with the chartering and S&P of the Paragon Group Business (the "Brokerage Services"); and
WHEREAS, Seacommercial has entered into S&P and charter brokerage services agreements with certain of the Paragon Group entities (the "Brokerage Agreements"); and
WHEREAS, the Company has determined that the Brokerage Services provided to the Company by Seacommercial pursuant to the Brokerage Agreements are of significant value for the success of the Company, and that the service of Seacommercial should be procured and incentivized; and

                        WHEREAS it is in the best interests of the Company and its shareholders that, in order to retain the services provided to the Company by Seacommercial, in the event that Seacommercial is subject to involuntary termination as the provider of the Brokerage Services to the Company's fleet, Seacommercial should be compensated by the Company with a sum equal to three years of charter brokerage commissions payable under the Brokerage Agreements, based on the current fleet at the time of termination. Furthermore, any existing or other form of termination fee(s) or compensation due to Seacommercial contained within the respective Brokerage Agreements shall become null and void. In this respect relevant addenda would be drawn up accordingly

NOW, THEREFORE, the parties hereby agree as follows:
1.            The Company shall procure that Seacommercial shall remain the provider of the Brokerage Services to the Paragon Group at all times.

2.            In the event that Seacommercial is terminated without cause as the provider of the Brokerage Services to the Paragon Group Companies, except for the cases provided  in Clauses 11.02 or 11.03 of the Brokerage Agreements or by reason of default by gross negligence or misconduct of the Broker, its Directors, officers and/or employees in the performance under the Brokerage Agreements, such case shall constitute an involuntary termination ("Involuntary Termination").

3.            In the event that Seacommercial is subject to Involuntary Termination, the Company should compensate Seacommercial with a sum equal to three years of the charter brokerage commissions payable under the Brokerage Agreements, based on the commissions payable with respect to the charters of the current fleet at the time of termination. Such sum shall be paid in cash to Seacommercial immediately on the date of such termination.

4.            This Agreement shall come into effect commencing as of today and shall continue for the period that Seacommercial serves as the Brokerage Services provider of Paragon Group Business (unless sooner terminated on the basis of any other provision of this Agreement) (the "Term").

5.            Termination.  This Agreement, unless otherwise agreed in writing between the parties, shall be terminated as follows:

(a)            At the end of the Term unless extended by mutual agreement in writing.
(b)	The parties, by mutual agreement, may terminate this Agreement at any time.
(c)	Either party may terminate this Agreement for any material breach of its terms and provisions by the other party.
6.            Assignments.  This Agreement is not assignable by either party without the prior written consent of the other.

7.            Entire Agreement.  This Agreement constitutes the entire and only agreement between the parties in relation to its subject matter and replaces and extinguishes all prior agreements, undertakings, arrangements, understandings or statements of any nature made by the parties or any of them whether oral or written with respect to such subject matter.

8.            Amendments.  No modification, alteration or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed on behalf of each of the parties. The headings in this Agreement do not form part thereof.

9.            Notices.  Every notice, request, demand or other communication under this Agreement shall:

(a)            be in writing delivered personally, by courier or served through a process server;
(b)            be deemed to have been when delivered personally or through courier or served at the address below; and

(c)            be sent:
(i) If to the Company, to:
PARAGON SHIPPING INC.
15 Karamanli Ave.,
Voula 16673,
Athens, Greece

(ii) if to Seacommercial, to:
SEACOMMERCIAL SHIPPING SERVICES S.A.
15 Karamanli Ave.,
Voula 16673,
Athens, Greece

or to such other person or address, as is notified by the relevant party to the other parties to this Agreement and such notification shall not become effective until notice of such change is actually received by the other parties.  Until such change of person or address is notified, any notification to the above addresses are agreed to be validly effected for the purposes of this Agreement.
10.            Governing Law and Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles.  Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.  The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any party hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this agreement.
This Agreement may be executed in written counterparts which together shall constitute one instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.
SEACOMMERCIAL SHIPPING SERVICES S.A.		PARAGON SHIPPING INC.

By:	/s/ George Skrimizeas	By:	/s/ Robert Perri
Name: George Skrimizeas		Name: Robert Perri
Title: Director		Title: Chief Financial Officer